Profit and Loss

OWB Holdings Inc.

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
400 Sales of Product Income	0
401 eCommerce/Farmers Market Sales	0
402 eComm/FM Sales Beer - Packaged	26,679.35
404 eCommerce Sales Shipping Income	282.05
Total for 401 eCommerce/Farmers Market Sales	**$26,961.40**
412 Wholesale Sales	$65,303.87
413 Wholesale Beer - Kegged	19,774.25
414 Wholesale Beer - Packaged	137,653.00
416 Wholesale Staffing fee	225.00
Total for 412 Wholesale Sales	**$222,956.12**
Total for 400 Sales of Product Income	**$249,917.52**
499 Uncategorized Income	
Total for Income	**$249,917.52**
Cost of Goods Sold	
5100 eCommerce /Farmers Market COGS	0
5104 Farmers Market Fees	1,300.00
Total for 5100 eCommerce /Farmers Market COGS	**$1,300.00**
5300 Wholesale COGS	$85,949.29
5301 Wholesale COGS Beer - Kegged	1,656.35
5302 Wholesale COGS Beer - Packaged	21,214.79
Total for 5300 Wholesale COGS	**$108,820.43**
Total for Cost of Goods Sold	**$110,120.43**
Gross Profit	**$139,797.09**
Expenses	
528 Payroll Expenses	0
529 Taxes	5,372.30
530 Wages	60,200.00
Total for 528 Payroll Expenses	**$65,572.30**
6100 Advertising & Marketing	0
6110 Online Advertising	19,821.14
6120 Print Materials	2,960.43
6130 Website	561.21
6140 Promotional Item Shipping	144.57
6150 Promotional Costs	3,123.00
6160 Marketing Supplies	114.95
6180 Design & Creative	5,595.00
6190 eCommerce Shipping	2,500.00
Total for 6100 Advertising & Marketing	**$34,820.30**

Profit and Loss

OWB Holdings Inc.
January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
6200 Taproom Expenses	0
6230 Taproom Decor	3,000.00
Total for 6200 Taproom Expenses	**$3,000.00**
6300 Brewery Expenses	0
6310 Brewery Supplies	459.06
6360 Wholesale Shipping	31,883.64
6485 Cold Storage	15,521.40
Total for 6300 Brewery Expenses	**$47,864.10**
6400 Office & Admin	0
6410 Bank Fees	260.00
6415 Payment Processing Fees	1,788.64
6425 Dues & Subscriptions	817.00
6430 Car & Truck	4,341.93
6435 Insurance	5,168.92
6445 Office Miscellaneous	485.00
6450 Business Software	7,704.90
6470 Professional Development	3,099.95
6498 Clothing & Uniforms	119.47
Total for 6400 Office & Admin	**$23,785.81**
6500 Travel & Entertainment	0
6510 Transportatio & Travel	2,494.93
6520 Meals & Entertainment	888.56
Total for 6500 Travel & Entertainment	**$3,383.49**
6600 Legal & Professional	0
6610 Professional Services	6,584.06
6620 Accountant Services	9,707.00
6630 Legal Services	4,699.00
6640 Contractors	6,883.80
Total for 6600 Legal & Professional	**$27,873.86**
Total for Expenses	**$206,299.86**
Net Operating Income	**-$66,502.77**
Other Income	
7000 Other Income	0
7010 Cash Back Rewards	1,548.95
7020 CalRecycle Admin fee	17.99
7030 Late Fee Income	0.20
Total for 7000 Other Income	**$1,567.14**
Total for Other Income	**$1,567.14**

Profit and Loss

OWB Holdings Inc.

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Other Expenses	
7500 Other Expenses	0
7510 Interest Paid	5,004.62
7520 Depreciation Expense	4,469.00
7530 Reconciliation Discrepancies	-1.20
7599 Bad Debts	167.37
Total for 7500 Other Expenses	**$9,639.79**
8000 Tax	0
8010 Sales & Use Tax	2,756.19
8020 CRV Tax	1,234.99
8040 Alcohol Taxes & Licenses	2,150.00
8090 Taxes & Licenses	3,242.00
Total for 8000 Tax	**$9,383.18**
Total for Other Expenses	**$19,022.97**
Net Other Income	**-$17,455.83**
Net Income	**-$83,958.60**

Balance Sheet

OWB Holdings Inc.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Cash in Drawer	266.00
Escrow Deposit	11,600.00
First Republic Checking	17,481.26
Import Payments	0
Bank	
Cash	
Stripe clearing	
Total for Import Payments	**0**
Mercury Checking x0117 (old)	96,042.92
Square Bank Account	
Stripe Bank Account	
Total for Bank Accounts	**$125,390.18**
Accounts Receivable	
Accounts Receivable (A/R)	18,413.64
Total for Accounts Receivable	**$18,413.64**
Other Current Assets	
100 Inventory	0
101 Inventory Beer - Kegged	11,641.93
102 Inventory Beer - Packaged	41,982.37
104 Inventory Ingredients	4,907.06
107 Inventory Packaging	2,235.27
108 Taproom - 3rd-Party Alcohol	
Total for 100 Inventory	**$60,766.63**
190 Uncategorized Asset	
191 Undeposited Funds	
Total for Other Current Assets	**$60,766.63**
Total for Current Assets	**$204,570.45**
Fixed Assets	
198 Accumulated Depreciation	-4,469.00
Beer Kegs	5,320.00
Total for Fixed Assets	**$851.00**
Other Assets	
Total for Assets	**$205,421.45**

Balance Sheet

OWB Holdings Inc.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-163.32
Total for Accounts Payable	**-$163.32**
Credit Cards	
Chase Business Visa	3,165.45
Total for Credit Cards	**$3,165.45**
Other Current Liabilities	
200 Direct Deposit Payable	
203 Out Of Scope Agency Payable	
204 Payroll Liabilities	0
205 CA PIT / SDI	223.08
206 CA SUI / ETT	
207 Federal Taxes (941/944)	1,059.52
208 Federal Unemployment (940)	84.00
Total for 204 Payroll Liabilities	**$1,366.60**
210 Sales & Use Tax Liabilities	6.29
212 CRV Liabilities	291.60
other	
Refundable Keg Deposit	
Total for Other Current Liabilities	**$1,664.49**
Total for Current Liabilities	**$4,666.62**
Long-term Liabilities	
297 Personal Loan	96,231.21
298 Investment Notes	271,556.00
299 Auto Loan	
Promissory Note	20,000.00
Total for Long-term Liabilities	**$387,787.21**
Total for Liabilities	**$392,453.83**
Equity	
300 Opening Balance Equity	
301 Owner's Investment	109,403.00
302 Retained Earnings	-212,476.78
Net Income	-83,958.60
Total for Equity	**-$187,032.38**
Total for Liabilities and Equity	**$205,421.45**

Statement of Cash Flows

OWB Holdings Inc.

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-83,958.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	
101 Inventory:Inventory Beer - Kegged	-11,641.93
102 Inventory:Inventory Beer - Packaged	-41,982.37
104 Inventory:Inventory Ingredients	-4,464.55
107 Inventory:Inventory Packaging	-2,235.27
190 Uncategorized Asset	
198 Accumulated Depreciation	4,469.00
200 Direct Deposit Payable	
203 Out Of Scope Agency Payable	
205 Payroll Liabilities:CA PIT / SDI	156.41
206 Payroll Liabilities:CA SUI / ETT	-105.00
207 Payroll Liabilities:Federal Taxes (941/944)	592.23
208 Payroll Liabilities:Federal Unemployment (940)	6.00
210 Sales & Use Tax Liabilities	6.29
212 CRV Liabilities	291.60
Accounts Payable (A/P)	-4,566.61
Accounts Receivable (A/R)	-18,413.64
Chase Business Visa	-10,775.61
other	-90.91
Refundable Keg Deposit	
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$88,754.36**
Net cash provided by operating activities	**-$172,712.96**
INVESTING ACTIVITIES	
Beer Kegs	-5,320.00
Net cash provided by investing activities	**-$5,320.00**
FINANCING ACTIVITIES	
297 Personal Loan	-3,768.79
298 Investment Notes	221,556.00
299 Auto Loan	90.62
Promissory Note	20,000.00
Net cash provided by financing activities	**$237,877.83**
NET CASH INCREASE FOR PERIOD	**$59,844.87**
Cash at beginning of period	**$65,545.31**
CASH AT END OF PERIOD	**$125,390.18**